Effective February 28, 2002, the fund's investment policy was changed to reflect a change in law, as follows:

Under normal market conditions, the fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in fixed income securities, such as corporate bonds, debentures and notes; convertible debt securities; preferred stocks; government securities; municipal securities; mortgage-backed securities; and repurchase agreements involving portfolio securities.

The fund's 80% investment policy is non-fundamental and may be changed by the Board of Directors of the fund to become effective upon at least 60 days' notice to shareholders prior to any such change.

In connection with the foregoing, the fund adopted a policy to limit options investments to 20% of its net assets.